March 21, 2017
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:     Ms. Valerie Lithotomos

Re:    Guggenheim Variable Funds Trust (the “Registrant”)
(File Nos. 002-59353 and 811-02753)
Dear Ms. Lithotomos:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on the preliminary proxy statement (the “Proxy Statement”) and other proxy materials filed pursuant to Section 14(a) under the Securities Exchange Act of 1934, as amended, on March 3, 2017 relating to a proposed Distribution and Shareholder Services Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 with respect to certain series of the Registrant, which is subject to approval by shareholders of the applicable series. The SEC staff’s comments were conveyed via a telephone conversation between you and Julien Bourgeois of Dechert LLP on March 7, 2017. Throughout this letter, capitalized terms have the same meaning as in the Proxy Statement, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.
Comment:    Please consider clarifying in the letter to shareholders that, following the possible termination or expiration of the expense limitation agreement for the applicable Fund, the total annual fund operating expenses may be greater than current operating expenses. Please also consider clarifying in the letter that the fees waived and/or expenses reimbursed under the expense limitation agreement are subject to the recoupment rights of the Investment Manager.

Response:     The Registrant has implemented changes in response to this comment to disclose this information more consistently throughout the proxy materials.

2.	Comment: Please consider further explaining the basis for shareholders’ right to vote on the proposed Distribution Plan.

Response:    In response to this comment, the Registrant has incorporated additional disclosures regarding the potential that net operating expenses ultimately increase for the Funds. However, the Registrant respectfully declines to disclose that the basis for shareholders’ right to vote relates to the potential for higher expenses because Rule 12b-1 alone would likely require shareholder vote.

3.
Comment:    In the “Questions and Answers” section, please revise the response to the Question that asks “Would the Distribution Plan result in higher net expenses to the Funds?” by striking “No” from the first sentence.

Response:     The Registrant has implemented the requested change.

4.	Comment: Please finalize language that is bracketed in the preliminary proxy materials.

Response:     The Registrant has finalized the applicable language and removed brackets for purposes of the definitive proxy materials.

5.
Comment:    In the section of the Proxy Statement entitled “Advisory Fee Reduction and the Implementation of an Expense Limitation Agreement for the Funds, as Applicable,” please consider adding a footnote to the table setting forth information regarding current net expenses and the proposed expense limitations that discloses the Investment Manager’s recoupment rights.

Response:     The Registrant has implemented the requested change.

6.
Comment:    In the section of the Proxy Statement entitled “Advisory Fee Reduction and the Implementation of an Expense Limitation Agreement for the Funds, as Applicable,” please consider clarifying or further explaining references to “total net expenses.”

Response:     The Registrant has implemented changes in response to this comment.

7.
Comment:    Please confirm that the ability of the Investment Manager to recoup previously waived fees and/or reimbursed expenses under the expense limitation agreement is subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Response:     The Registrant is aware of the views expressed by the SEC Staff in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 on this topic. In the event that an Investment Manager recoups any previously waived fees and/or reimbursed expenses, such recoupments will be consistent with the SEC staff’s views.
* * *
Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Vice President and Chief Legal Officer
Guggenheim Variable Funds Trust